Exhibit 99.1

RIO ALTO MINING LIMITED

Annual General and Special Meeting of Shareholders
of
Rio Alto Mining Limited (the "Corporation")

Held on May 12, 2014

REPORT OF VOTING RESULTS

National Instrument 51-102 - Continuous Disclosure Obligations (Section 11.3)

Other than matters 1 and 3, which were put to a vote by a show of hands, the following matters were voted by ballot at the Annual and Special Meeting of Shareholders of the Corporation:

		Results of Vote	Votes by Ballot

			Votes For	Votes Withheld/Against

1 .	Fixing the number of directors of the Corporation at seven (7).	Approved

2 .	The election of the following director nominees of the Corporation for the ensuing year or until their successors are elected or appointed:	Approved

	Klaus Zeitler		71,680,129 (79.89%)	18,043,697 (20.11%)

	Alexander Black		88,728,966 (98.89%)	994,860 (1.11%)

	Victor Gobitz		88,712,756 (98.87%)	1,011,070 (1.13%)

	Ram Ramachandran		88,733,466 (98.90%)	990,360 (1.10%)

	Drago Kisic		88,733,256 (98.90%)	990,570 (1.10%)

	Roger Norwich		88,742,366 (98.91%)	981,460 (1.09%)

	Sidney Robinson		88,737,256 (98.90%)	986,570 (1.10%)

3 .	The reappointment of Grant Thornton, LLP as auditor of the Corporation.	Approved

4 .	Approval of Unallocated Options	Approved	82.78%